UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29892/ December 21, 2011

ALLIANCEBERNSTEIN CAP FUND, INC.
ALLIANCEBERNSTEIN L.P.
ALLIANCEBERNSTEIN INVESTMENTS, INC.

1345 Avenue of the Americas
New York, NY 10105

(812-13939)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

AllianceBernstein Cap Fund, Inc., AllianceBernstein L.P. and AllianceBernstein
Investments, Inc. filed an application on August 9, 2011, and an amendment to that
application on December 14, 2011, requesting an order under section 6(c) of the
Investment Company Act of 1940 ("Act") granting an exemption from rule 12d1-2(a)
under the Act. The order would permit open-end management investment companies
relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On November 29, 2011, a notice of the filing of the application was issued (Investment
Company Act Release No. 29876). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth
in the application, as amended, that granting the requested exemption is appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by AllianceBernstein Cap Fund, Inc., AllianceBernstein L.P. and AllianceBernstein Investments, Inc. (File No. 812-13939) is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

Action as set forth recommended herein APPROVED pursuant to authority delegated by the Commission under Public Law 87-5

For the Division of Investment Management